Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

July 9, 2018

BY COURIER AND EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vaccinex, Inc.
Draft Registration Statement on Form S-1
Submitted April 13, 2018, as amended June 8, 2018
CIK No. 0001205922

Dear Ms. Hayes:

On behalf of Vaccinex, Inc. (the “Company”), this letter is in response to your letter dated June 20, 2018 (the “Comment Letter”) to Maurice Zauderer, relating to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on April 13, 2018, as amended on June 8, 2018. The Company is concurrently publicly filing a registration statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, we are supplementally providing a copy of the Registration Statement marked to show changes from the Draft Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Prospectus Summary

Our Product Pipeline, page 2

1.	We note your response to our prior comment one that VX5 and VX25 are being considered for indications within the disclosed target indications. To the extent that you have identified specific indications for VX5 and VX25, the indications constitute material information that should be disclosed in your filing. Potential competitive harm is not a valid justification for omitting material information. If you have not identified specific indications, delete these product candidates from the table as they are not at a sufficient stage of development to warrant including them.

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Securities and Exchange Commission	- 2 -	July 9, 2018

The Company advises the Staff that the Company has revised its disclosure on pages 2 and 73 of the Registration Statement to remove VX25 from the table and to provide an indication for VX5.

Risk Factors

Our principle stockholders and management own a significant percentage of our stock…, page 39

2.	Please revise this discussion to clarify that Albert Friedberg, Chairman of the Board of Directors, controls 47.8% of your outstanding shares, including the shares held by FCMI.

The Company has revised its disclosure on page 39 of the Registration Statement in accordance with the Staff’s comment.

Use of Proceeds, page 45

3.	We note your response to our prior comment four. Please also disclose that the June 2016 Note is held by a related party and identify the related party.

The Company has revised its disclosure on pages 7 and 45 of the Registration Statement in accordance with the Staff’s comment.

Business

Collaboration and IST Agreements, page 78

4.	We note that the Children’s Oncology Group, Emory and the Huntington Study Group have agreed to perform and bear most of the costs of clinical trials to study VX15. Please file your agreements with these parties or provide your analysis supporting your determination that you are not substantially dependent on the agreements.

The Company respectfully advises the Staff that it believes that the Company is not substantially dependent on its agreements with Children’s Oncology Group (“COG”), Emory or the Huntington Study Group (“HSG”).

The Company is a biopharmaceutical company and, as part of the ordinary course of its business, it is focused on the clinical development of its product candidates. In connection with the development of its product candidates, it regularly supports and collaborates with independent investigators that desire to conduct investigator sponsored trials, including entities like COG and Emory. And, in connection with clinical trials sponsored by the Company, it regularly works with third parties for the conduct of clinical trials of its product candidates, including agreements with clinical research organizations (“CROs”) such as HSG. The Company considers the investigator sponsored trial agreements (“ISTAs”) it enters into with investigators and agreements with CROs to be of the type that ordinarily accompany the kind of business conducted by the Company.

In considering the materiality of each agreement, the Company considers several factors, including the obligations of the Company under the agreement, the amount and timing of payments required under the agreement, and the impact on the Company’s business of a termination of the agreement. Based on its analysis of the ISTAs with COG and Emory and the agreement with HSG to perform CRO-related services, the Company has concluded that its business is not currently substantially dependent on any of these agreements.

Securities and Exchange Commission	- 3 -	July 9, 2018

The Company’s business is not reliant on the ISTAs with COG and Emory or the success of the investigator sponsored trials (“ISTs”) being performed under these ISTAs. The Company is currently focused more on indications other than those that are the target of these trials, which are in early stages and will not obligate the Company to extend a material amount of funding. The Company’s material funding obligations and expectations primarily relate to the development of VX15 as a therapy in non-small cell lung cancer (“NSCLC”) and Huntington’s disease, as opposed to the indications being studied in the COG and Emory trials. The Company’s NSCLC and Huntington’s disease trials are also further along than either of these two trials, which are currently in early stages. Further, as disclosed on pages 78 and 79 of the Registration Statement, the Company has only limited funding obligations under these ISTAs. Specifically, the estimated funding obligations of the Company under the ISTAs with Children’s Oncology Group and Emory constitute less than 1.5% of the Company’s annual expenses in each case. In the case of Emory, this is despite the fact that the Company will bear most of the costs of the IST, including costs of providing VX15 for the clinical trial and funding for clinical operations and laboratory testing. In each case, this contrasts with the amount of the Company’s estimated funding requirements to develop VX15 as a therapy in NSCLC and Huntington’s disease, which will be more substantial and specifically called out in the Registration Statement under the caption “Use of Proceeds”.

Pursuant to the agreement with HSG, the Company is paying HSG to perform general CRO-related services, including through subcontractors, rather than HSG bearing clinical trial costs. The Company enters into agreements with CROs such as HSG in the ordinary course of its business to assist with the execution of the Company’s preclinical and clinical trials, and the Company believes that this is typical for small and mid-sized biotechnology companies that are in the business of drug development. The agreement with HSG is terminable by either party with customary notice at any time, and although replacing HSG would involve cost and inconvenience, and could potentially result in delays to the SIGNAL trial, there are many available CROs in the marketplace with which the Company could contract, and the Company believes that replacing HSG would not substantially disrupt the overall development plans for the Company or result in the termination of the SIGNAL trial.

Including for the reasons set forth above, the Company does not believe it is substantially dependent on any of these agreements or that the agreements are material.

Business

Collaboration and IST Agreements, page 78

5.	Please expand the discussion of the Merck agreement to clarify that avelumab is a Merck compound and that the agreement does not convey any rights or a license to you to manufacture or sell avelumab. Revise the descriptions of each of the collaboration and IST agreements to discuss which parties have rights to the clinical data resulting for the clinical trials that are the subject of these agreements.

The Company has revised its disclosure on pages 78 and 79 of the Registration Statement in accordance with the Staff’s comment.

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Securities and Exchange Commission	- 4 -	July 9, 2018

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Jessica A. Bisignano at (267) 675-4643. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Maurice Zauderer, CEO, Vaccinex, Inc.
Scott E. Royer, CFO, Vaccinex, Inc.
Asher M. Rubin, Esq., Hogan Lovells US LLP
Jessica A. Bisignano, Esq., Hogan Lovells US LLP
Daniel R. Kinel, Esq., Harter Secrest & Emery LLP
Ivan K. Blumenthal, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Timothy Culhane, Deloitte & Touche LLP